SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


-----------------------------------------------
In the Matter of                                          INITIAL CERTIFICATE
Ameren Corporation, et al.                                PURSUANT TO
                                                          RULE 24
File No. 70-10078

(Public Utility Holding Company Act of 1935)
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     This  Certificate  of  Notification  pursuant  to Rule 24 under the  Public
Utility Holding Company Act of 1935, as amended (the "Act"), is filed by Ameren Corporation ("Ameren"), a registered holding company, in connection with Ameren's acquisition of all of the issued and outstanding common stock of CILCORP Inc. ("CILCORP"), an exempt holding company, from The AES Corporation ("AES"), as authorized by Order of the Securities and Exchange Commission (the "Commission") dated January 29, 2003, in this proceeding (Holding Co. Act Release No. 27645). Ameren hereby certifies to the Commission pursuant to Rule 24 that, on January 31, 2003, Ameren acquired all of the issued and outstanding common stock of CILCORP from AES for a total purchase price of $1.34 billion, including debt and preferred stock of CILCORP and its subsidiaries that remain outstanding.

     A "past tense" opinion of counsel is filed as Exhibit F-1(PT) hereto.

                                    SIGNATURE

     Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

                                             Ameren Corporation


                                       By: /s/ Steven R. Sullivan
                                          -----------------------------
                                       Name:   Steven R. Sullivan
                                      Title:   Vice President Regulatory Policy,
                                               General Counsel, and Secretary



Dated:  February 5, 2003

                                                                 EXHIBIT F-1(PT)



                        [Steven R. Sullivan letterhead]


                               AMEREN CORPORATION
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63166
                                  314-554-2098

                                February 5, 2003



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

             Re:      Ameren Corporation, et al.
                      Form U-1 Application-Declaration
                      (File No. 70-10078)

Dear Sirs:

     I refer to the Form U-1 Application/Declaration, as amended, in the above-referenced proceeding (the "Application"), under the Public Utility Holding Company Act of 1935, as amended (the "Act"), filed with the Securities and Exchange Commission (the "Commission") by Ameren Corporation ("Ameren"), a Missouri corporation, its indirect wholly-owned non-utility subsidiary, Ameren Energy Fuels and Services Company ("Ameren Fuels"), an Illinois corporation, CILCORP Inc. ("CILCORP"), an Illinois corporation, and CILCORP's direct and indirect public-utility subsidiaries, Central Illinois Light Company ("CILCO") and Central Illinois Generation, Inc. ("CIGI"), both of which are Illinois corporations (the "Applicants"); and to the order of the Commission dated January 29, 2003 (Holding Co. Act Release No. 27645) (the "Order") approving the Application, subject to certain reservations of jurisdiction. Capitalized terms used in this letter without definition have the meanings ascribed to such terms in the Application.

     Under the Order, Ameren was authorized to acquire all of the issued and outstanding common stock of CILCORP (the "Transaction"). The Transaction was completed on January 31, 2003, as a result of which all of the issued and outstanding common stock of CILCORP is now held by Ameren. The Order also made findings by the Commission that permit Ameren to retain CILCORP's existing direct and indirect non-utility subsidiaries and investments, with certain exceptions; to retain the combined gas utility system of CILCO, Union Electric Company and Central Illinois Public Service Company as an additional integrated public-utility system; and to retain CILCORP as a subsidiary holding company. In addition, CILCORP and CILCO were granted an order pursuant to Section 3(a)(1) of the Act exempting each company, as a holding company, and its subsidiary companies as such from all provisions of the Act, except Section 9(a)(2), and CILCO was authorized to transfer its generating assets to CIGI.

     In addition to the foregoing, the Commission also authorized the following related transactions:

     (i) CILCO to continue to provide certain administrative, management and technical services at cost to CILCORP and its other associate companies for a period not to exceed two years following closing of the Transaction;

     (ii) Ameren Fuels to enter into separate fuel services agreements with CILCO and CIGI pursuant to which Ameren Fuels will manage, at cost, gas supply resources and fuel procurement for CILCO and CIGI;

     (iii) the issuance of short-term debt securities (i.e., maturities of less than one year) by CILCORP, CILCO and CIGI in aggregate amounts at any time outstanding during the Authorization Period not to exceed $250 million for each company, less the amount, if any, of short-term borrowings by any of such companies from Ameren;

     (iv) the issuance of long-term notes by CILCORP to refinance the CILCORP Senior Notes in an aggregate principal amount not to exceed the current principal amount of the CILCORP Senior Notes ($475 million) plus the amount of any prepayment or "make whole" premium required to be paid in connection with any prepayment of the CILCORP Senior Notes, and the guarantee of such notes (or of the CILCORP Senior Notes) by Ameren;

     (v) the issuance of Long-term Securities by CIGI in an aggregate amount at any time outstanding during the Authorization Period not to exceed $500 million;

     (vi) to the extent not exempt under Rule 52(a), CILCORP, CILCO and CIGI to enter into and perform Interest Rate Hedges and Anticipatory Hedges;

     (vii) CILCORP to issue and Ameren to acquire long-term equity and debt securities in an aggregate amount at any time outstanding during the Authorization Period not to exceed $1 billion and short-term debt securities (i.e., maturities of up to one year) in an aggregate principal amount at any time outstanding during the Authorization Period not to exceed $250 million;

     (viii) CIGI to issue and Ameren to acquire long-term notes in an aggregate principal amount at any time outstanding during the Authorization Period not to exceed $500 million and short-term notes in an aggregate principal amount at any time outstanding during the Authorization Period not to exceed $250 million;


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

     (ix) CILCO to issue and Ameren to acquire short-term notes in an aggregate principal amount at any time outstanding during the Authorization Period not to exceed $250 million;

     (x) CILCORP to maintain, renew and extend any guarantees and other forms of credit support that are outstanding on the date that the Transaction closes, and from time to time during the Authorization Period, to issue new guarantees and provide other forms of support with respect to securities or other obligations of its subsidiaries in an aggregate amount at any time outstanding during the Authorization Period not to exceed $500 million;

     (xi) CILCORP, CILCO and CIGI to organize and acquire the common stock or other equity securities of one or more Financing Subsidiaries formed exclusively for the purpose of facilitating the issuance of long-term debt or equity securities of such companies, and to issue, and any Financing Subsidiary to acquire, Notes to evidence the loan of financing proceeds by any Financing Subsidiary to CILCORP, CILCO or CIGI, as the case may be; and

     (xii) CILCORP to pay dividends out of capital or unearned surplus in an amount equal to CILCORP's retained earnings at the time the
            Transaction  closes   plus  the   amount,  if  any, recorded  as an
            impairment to goodwill on the books of CILCORP in accordance with applicable accounting rules.

     I  have  acted  as  counsel  for  Ameren  and  Ameren  Fuels  (the  "Ameren
Companies") in connection with the Application and, as such counsel, I am familiar with the corporate proceedings taken by the Ameren Companies in connection with the Transaction and related transactions, as described in the Application. I have examined originals, or copies certified to my satisfaction, of such corporate records of the Ameren Companies, certificates of public officials, certificates of officers and representatives of the Ameren Companies, and other documents as I have deemed it necessary to examine as a basis for the opinions hereinafter expressed. In such examination, I have assumed the genuineness of all signatures and the authenticity of all documents submitted to me as originals and the conformity with the originals of all documents submitted to me as copies. As to various questions of fact material to such opinions, I have, when relevant facts were not independently established, relied upon certificates of officers of the Ameren Companies and other appropriate persons and statements contained in the Application and the exhibits thereto. The opinions expressed below are subject to the following further assumptions and conditions:

     a. The authorization and approval of the Transaction by the Boards of Directors of Ameren and The AES Corporation, the parent company of CILCORP, and, to the extent required, the authorization and approval of the other related transactions by the Boards of Directors and shareholders of each of the Applicants shall have been adopted and remain in full force and effect;



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

     b. All required approvals, authorizations, consents, certificates, and orders of, and all filings and registrations with, all applicable federal and state commissions and regulatory authorities with respect to the Transaction and other related transactions shall have been obtained or made, as the case may be, and shall remain in effect (including the approval and authorization of the Commission under the Act, the Federal Energy Regulatory Commission under the Federal Power Act, as amended, and the rules and regulations thereunder, and the Illinois Commerce Commission under the applicable laws of the State of Illinois), and the Transaction and other related transactions shall have been accomplished in accordance with all such approvals, authorizations, consents, certificates, orders, filings and registrations;

     c. The applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder shall have expired;

     d. The Applicants shall have obtained all consents, waivers and releases, if any, required for the Transaction and other related transactions under all applicable governing corporate documents, contracts, agreements, debt instruments, indentures, franchises, licenses and permits;

     e. No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed herein;

     f. The Transaction and other related transactions shall have been consummated as described in the Application and under the supervision of me and Jones, Day, Reavis & Pogue, Chicago, Illinois acting for the Applicants, and all legal matters incident thereto shall be satisfactory to each of us; and

     g. For purposes of this opinion, with respect to all matters governed by the laws of Illinois and Delaware as applicable to Ameren and Ameren Fuels, I have relied upon the opinion of Jones Day, Chicago, Illinois, filed as Exhibit F-2 to the Application; and as to all matters governed by the laws of Illinois and Delaware as applicable to CILCORP, CILCO and CIGI, I have relied upon the opinion of Craig W. Stensland, filed as Exhibit-3 to the Application.

     Based upon the foregoing, and subject to the assumptions and conditions set forth herein, and having regard to legal considerations which I deem relevant, I am of the opinion that:

     1.   All state laws applicable to the Transaction have been complied with.

     2. Each of the Applicants is validly organized and duly existing under the laws of the state of its incorporation.

     3. The common stock of CILCORP acquired in the Transaction is validly issued, fully paid and nonassessable, and Ameren, as the holder thereof, is entitled


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


     to the rights and privileges appertaining thereto set forth in the Articles of Incorporation of CILCORP.

     4.   Ameren legally acquired the common stock of CILCORP.

     5. The consummation of the Transaction did not violate the legal rights of the holders of any securities issued by Ameren or any associate company of Ameren.

     I hereby consent to the use of this "past tense" opinion in connection with the Certificate of Notification under Rule 24 to which it is an exhibit. This "past tense" opinion is intended solely for the use of the Commission and may not be relied upon by any other person.


                                              Very truly yours,



                                          /s/ Steven R. Sullivan








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